Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 44 DATED JANUARY 3, 2008

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 28 dated July 3, 2007, supplement no. 37 dated October 3, 2007, supplement no. 38 dated October 16, 2007, supplement no. 39 dated November 1, 2007, supplement no. 40 dated November 16, 2007, supplement no. 41 dated November 21, 2007, supplement no. 42 dated December 7, 2007, and supplement no. 43 dated December 18, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the probable acquisition of participation interests in two mezzanine loans;

•	a change in suitability standards applicable to investors in Iowa, Kansas and New Mexico; and

•	updated risks related to an investment in us.

Probable Investment in Arden Southern California Office Portfolio Mezzanine Loans

We are negotiating the acquisition of participation interests in two mezzanine loans with an aggregate face amount of $175 million (the “Arden Southern California Office Portfolio Mezzanine Loans”) from Wachovia Bank, National Association (“Wachovia”), which is not affiliated with us or our advisor. As of the date of this supplement, we have not entered into binding agreements to acquire participations in these mezzanine loans. There can be no assurance that we will enter into agreements to acquire interests in the Arden Southern California Office Portfolio Mezzanine Loans.

Though still subject to negotiation, we expect the purchase price of the Arden Southern California Office Portfolio Mezzanine Loans to be approximately $144.5 million plus closing costs. We expect to fund the acquisition with proceeds from this offering and from two repurchase agreements that we may enter into with respect to the loans. We may initially fund a majority of the purchase price for these loans with proceeds from the repurchase agreements. Although the terms are still subject to negotiation, we expect the repurchase agreements to bear interest at a rate of 30-day LIBOR plus between 75 and 100 basis points and that the repurchase agreements will have a maturity date 90 days from the date of acquisition of the loans. The repurchase agreements may include terms that restrict our use of proceeds from this offering which, as a result, may limit our ability to acquire new investments until we have paid down the entire amounts outstanding under the repurchase agreements. Though the subsidiaries that acquire the Arden Southern California Office Portfolio Mezzanine Loans will be the parties that enter the repurchase agreements, KBS Real Estate Investment Trust will guarantee amounts outstanding under the agreements. We expect to have the ability to prepay amounts outstanding under the repurchase agreements, though prepayment may be subject to breakage fees. The repurchase agreements will also require us to meet certain financial covenants. We expect to use the proceeds we raise in this offering to repay the repurchase agreements in the next 90 days. If we are unable to repay the loans in the next 90 days, we may have to obtain replacement financing. In connection with the execution of the repurchase agreements, we will also amend 12 mortgage loans in the aggregate principal amount of approximately $205.6 million to provide that the Arden Southern California Office Portfolio Mezzanine Loans and the repurchase agreements entered in connection with their acquisition will be excluded from the financial covenants under those mortgage loans for 90 days. If we are unable to pay down amounts outstanding under the repurchase agreements in 90 days, we may need to further amend the 12 mortgage loans to exclude the Arden Southern California Office Portfolio Mezzanine Loans and the repurchase agreements from the financial covenants for a longer period. Eleven of these mortgage loans are cross-defaulted and cross-collateralized with each other and the remaining mortgage loan is cross-defaulted and cross-collateralized with one of the eleven other loans.

On July 26, 2007, wholly owned subsidiaries of the borrowers purchased 33 multi-tenant office properties totaling 4.55 million square feet of rentable area in 60 buildings, located throughout Southern California, specifically in Los Angeles County (21 properties), Ventura County (five properties), Orange County (two properties) and San Diego (five properties) (the “Arden Portfolio”). The borrowers funded the purchase of the Arden Portfolio with cross-collateralized and cross-defaulted financing consisting of $700 million of first mortgage debt and $650 million of mezzanine financing (consisting of the four mezzanine loans described below (the “Mezzanine Loans”). In addition, Wachovia committed to fund an additional $160 million for certain debt service shortfalls and approved expenses, which would be secured by mortgages on the Arden Portfolio properties that are senior to the Mezzanine Loans (the “Funding Obligation”). As of December 2007, Wachovia had funded approximately $14.5 million of the Funding Obligation. The borrowers under the Arden Southern California Office Portfolio Mezzanine Loans are not affiliated with us or our advisor.

As discussed above, there are four Mezzanine Loans on the Portfolio totaling $650 million (in order of the seniority of their interests in the Arden Portfolio): First Mezzanine Loan, $200 million (“M1 Mezzanine Loan”), Second Mezzanine Loan, $200 million (“M2 Mezzanine Loan”), Third Mezzanine Loan, $150 million (“M3 Mezzanine Loan”), and Fourth Mezzanine Loan, $100 million (“M4 Mezzanine Loan”).

We are negotiating the purchase of a 50% junior participation interest in the M2 Mezzanine Loan in the amount of $100 million for a purchase price of approximately $84.0 million plus closing costs and a 50% senior participation interest in the M3 Mezzanine Loan in the amount of $75 million for a purchase price of approximately $60.5 million plus closing costs. The borrower under the M2 Mezzanine Loan is Cabi Cal Inter Holdings, LLC (“M2 Borrower”) and the borrower under the M3 Mezzanine Loan is Cabi Cal Resources, LLC (“M3 Borrower”).

The M2 Mezzanine Loan and the M3 Mezzanine Loan are secured by pledges by their respective borrowers of all such borrowers’ equity membership interests in subsidiaries that indirectly wholly own the Arden Portfolio. The direct or indirect owners of the M2 Borrower and the M3 Borrower — Cabi Holdings, Inc., Jacobo Cababie Daniel, Abraham Cababie Daniel, Elias Cababie Daniel and Henry Shahery — have guaranteed certain obligations under these loans.

Both the M2 Mezzanine Loan and the M3 Mezzanine Loan have initial maturity dates of August 2009 with three one-year extension options. The extension options are subject to certain requirements with respect to debt yield, the debt-service coverage ratio and the borrower’s ability to obtain an interest rate cap agreement, as well as the payment of a fee in connection with the exercise of the second and third extension options. The M2 Mezzanine Loan and the M3 Mezzanine Loan bear interest at a floating rate of one-month LIBOR plus 350 basis points and 525 basis points, respectively. LIBOR Rate Cap Agreements are in place during the initial terms of the M2 Mezzanine Loan and the M3 Mezzanine Loan that cap the LIBOR rate at 6.0%.

During the term of the loan and any extension periods, the M2 Borrower and the M3 Borrower are required to make monthly interest-only payments, with the outstanding principal balance being due on the maturity date. Pursuant to the terms of the loan agreements, all of the borrowers, including the M2 Borrower and the M3 Borrower are required to contribute a pro rata portion (equal to their percentage of the total loan amount) to pay a Minimum Amortization Payment of $150 million on a date that is two weeks after the payment date occurring in September 2008, and on or before each payment date occurring in August of each calendar year thereafter. The Minimum Amortization Payment of $150 million will be allocated pro rata to the holders of each of the notes described above, including the mortgage noteholders, using a formula based on the outstanding principal amount of each loan.

The borrowers may prepay the M2 Mezzanine Loan and the M3 Mezzanine Loan in whole (but not in part) as of the last day of a monthly interest accrual period upon payment of a prepayment fee. Partial prepayments are permitted only in connection with a permitted release pursuant to the loan documents and payment of a prepayment fee. In addition to the prepayment fee, under certain circumstances, upon repayment or prepayment of the loans (including payments representing the pro-rata portion of the Minimum Amortization Payment), the M2 Borrower or the M3 Borrower, as applicable, must pay an exit fee in connection with repayment of the loans. If the M2 Borrower or the M3 Borrower repays one or both of the loans, the M2 Borrower or M3 Borrower must pay the lender an exit fee in an amount equal to 0.25% of the principal amount being repaid or prepaid, unless (i) such amounts are being repaid with proceeds from a replacement financing from Wachovia or (ii) the M2 Borrower or the M3 Borrower repays or prepays the entire or a portion of the amount of the respective loan with proceeds from the sale of the property securing the loan to a bona-fide third-party purchaser or with loss proceeds from an insurance policy or condemnation award.

Pursuant to an intercreditor agreement, our right to payment under the Arden Southern California Office Portfolio Mezzanine Loans would be subordinate to the right to payment of the lenders under the up to $860 million of mortgage loans (including the Funding Obligation) made to the 33 limited liability companies that directly hold title to the properties in the Arden Portfolio. The M2 Mezzanine Loan and the M3 Mezzanine Loan are also subordinate to the M1 Mezzanine Loan as well as the senior position of the M2 Mezzanine Loan. The intercreditor agreement provides that in the event of a default under the mortgage loans or the Mezzanine Loans related to the Arden Portfolio, the junior most lender has the opportunity to cure a default on the respective loan to protect such junior lender’s interest. If the junior most lender does not exercise its right to cure the loan, the next most junior lender has the right to cure the loan that is in default. Each junior lender has a cure right. If none of the junior lenders exercise their right to cure a loan, the senior lender with respect to the loan in default may foreclose on the collateral.

Unlike a foreclosure under a deed of trust or mortgage, the foreclosure of a membership interest entitles the foreclosing party (in this case, our indirectly wholly owned subsidiary) to take title to an equity interest rather than actually taking title to the real property. Foreclosure on the membership interests in this transaction would allow us to take indirect control of the properties in the Arden Portfolio, subject to the senior debt.

We would acquire our interests in the Arden Southern California Office Portfolio Mezzanine Loans through Cayman Islands subsidiaries owned by a Cayman Islands taxable REIT subsidiary, or TRS. Neither the TRS nor its Cayman Islands subsidiaries are expected to incur any significant U.S. or foreign income or withholding tax in respect of any investment in the interests in the Arden Southern California Office Portfolio Mezzanine Loans. We believe our income from the TRS will constitute qualifying REIT income, but there can be no assurance in this regard.

Revision to Suitability Standards in Iowa, Kansas and New Mexico

As of January 13, 2008, we will not sell shares to investors in Iowa, Kansas and New Mexico unless they meet the following special suitability standards:

Investors must have either (1) a net worth of at least $250,000, or (2) gross annual income of at least $70,000 and a net worth of at least $70,000.

Furthermore, it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and similar direct participation investments. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

For purposes of determining suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, furnishings and automobiles. In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares if such person is the fiduciary or by the beneficiary of the account.

Those selling shares on our behalf must make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each stockholder based on information provided by the stockholder regarding the stockholder’s financial situation and investment objectives.

Risks Related to an Investment in Us

Some of the properties we have acquired are subject to potential environmental liabilities arising primarily from historic activities at or in the vicinity of the properties.

Four properties acquired as part of the National Industrial Portfolio are located on or near former military bases that have been designated as either National Priority List sites or defense clean-up sites under the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”). These include 1045 Sheridan, Chicopee, MA; 15 Independence Drive, Devens, MA; and 50 Independence Drive, Devens, MA. Another property that is part of the portfolio, 9410 Heinz Way, Commerce City, CO, is a former defense armaments manufacturing site that is close by the Rocky Mountain Arsenal National Priority List site. Additionally, some of the properties identified below in connection with activity use limitations and underground storage tanks have residual hazardous substance contamination from former operations. CERCLA imposes joint and several liability for clean-up costs on current owners of properties with hazardous substance contamination. Purchasers of contaminated properties may mitigate the risk of being held liable for costs of clean-up and related responsibilities by conducting “all appropriate inquiry” prior to the purchase of the property and compliance with the steps necessary to obtain and maintain “bona fide purchaser” status. We believe that we have taken the steps to obtain and maintain bona fide purchaser status, but we can give no assurance that a court would agree with us if someone were to seek to hold us liable. Because identified responsible parties, including the United States Government and large defense contractors, have taken responsibility for remedial actions relative to these properties and the existing tenants at these properties are generally large companies, we do not believe that we will face material liability with respect to any of these properties. The National Industrial Portfolio is owned by the New Leaf – KBS JV, LLC, a joint venture in which we own an 80% membership interest.

In addition, we own several properties that are subject to activity use limitations (“AULs”) whereby the government has placed limitations on redevelopment of the properties for certain uses, particularly residential uses. AULs are typically imposed on property that has environmental contamination in exchange for less stringent environmental clean-up standards. In view of the locations of the affected properties, the environmental characteristics of the contaminants and the characteristics of the neighborhoods, we do not believe that these AULs have a material impact on our portfolio valuation, but they could in individual cases result in a depression of the value of a property, should we resell the property for uses different from its existing uses. Properties subject to AULs include 495-515 Woburn, Billerica, MA; 15 Independence Drive, Devens, MA; 100 Simplex Drive, Westminster, MA; and 57-59 Daniel Webster Highway, Merrimack, NH and ADP Plaza, Portland, OR.

Some of the properties in our portfolio, particularly the warehouse properties, had or have underground storage tanks either for space heating of the buildings, fueling motor vehicles, or industrial processes. Many of the underground storage tanks at the premises have been replaced over time. Given changing standards regarding closure of underground storage tanks, many of the tanks may not have been closed in compliance with current standards. Accordingly, some of these properties likely have some residual petroleum contamination. Properties exhibiting these risk include 555 Taylor Road, Enfield, CT; 85 Moosup Pond Road, Plainfield, CT; 111 Adams Road, Clinton, MA; 133 Jackson Avenue, Ellicott, NY; 1200 State Fair Boulevard, Geddes, NY; 3407 Walters Road, Van Buren, NY; ADP Plaza, Portland, OR; Shaffer Road and Route 255, DuBois, PA; 9700 West Golf Bank Road, Houston, TX; and 2200 South Business 45, Corsicana, TX. We have also entered into an agreement to acquire a property at 129 Concord Road, Billerica, MA, which we refer to as Rivertech I and II. Rivertech I and II also has these underground storage tank risks.

New Leaf – KBS JV, LLC purchased an environmental insurance policy from Indian Harbor Insurance Company that provides ten years of coverage for pollution legal liability and remediation legal liability, among other coverage for the National Industrial Portfolio. We believe the scope and limits of the policy are appropriate for the risks presented by our properties.